Algonquin Power & Utilities Corp. Announces Interim CFO Appointment
Brian Chin named Interim CFO
OAKVILLE, Ontario – February 14, 2025 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN”, “Algonquin” or the “Company”) Chief Executive Officer Chris Huskilson announced today that Vice President of Investor Relations Brian Chin will assume the role of Interim Chief Financial Officer, effective March 7, 2025. The announcement follows an earlier announcement of the pending departure of current Chief Financial Officer, Darren Myers, who is leaving to pursue another opportunity.
Algonquin has engaged a nationally recognized search firm to commence a search to identify a permanent Chief Financial Officer.
“I am pleased Brian has agreed to take on the role of Interim Chief Financial Officer in addition to his current duties as head of Investor Relations,” said Chris Huskilson, Chief Executive Officer. “His extensive experience with utilities and his tenure here at Algonquin will support a smooth and stable transition as we look to advance our strategy as a pure-play regulated utility.”
Mr. Chin joined Algonquin in 2021 and has over two decades of utilities experience. His depth of expertise includes senior executive positions at Algonquin and American Water Works heading Investor Relations, Treasury, and Strategic Financial Planning and as the lead utility equity analyst at Bank of America Merrill Lynch and Citigroup. Mr. Chin also previously worked in Audit at KPMG. He earned a Bachelor of Science in Business Administration at the University of California at Berkeley and a Master of Business Administration at Duke University.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com.

Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Senior Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding the Interim Chief Financial Officer transition and the search for a permanent Chief Financial Officer. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2023, and Management Discussion and Analysis for the three and nine months ended September 30, 2024, each of which is available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.